UNAUDITED PRO FORMA FINANICAL STATEMENT SCHEDULE
                          OF BAHCO GROUP AB ACQUISITION


On September 30, 1999, the Corporation acquired the Sandvik Saws and Tools business, formerly a wholly owned operating unit of Sandvik AB. Sandvik Saws and Tools business now operates as the Bahco Group AB ("Bahco"). Bahco is a manufacturer and supplier of professional tool products and employs approximately 2,400 people. Of those, approximately 1,000 employees are in Sweden. Products are manufactured at 11 plants in Sweden, Germany, Portugal, France, England, the United States and Argentina.

The acquisition is being accounted for as a purchase and the results of Bahco have been included in the accompanying consolidated financial statements since the date of the acquisition. The total purchase price of approximately $380 million includes the purchase of facilities, a number of brand names and trademarks, and certain other assets and liabilities. The Corporation funded the acquisition through working capital and an expansion of an existing commercial paper credit facility.

A preliminary goodwill allocation in accordance with the criteria established under Accounting Principles Board ("APB") Opinion No. 16, "Business
Combinations," has been performed. The cost of the acquisition has been allocated on the basis of the fair market value of the assets acquired and the liabilities assumed. This preliminary allocation results in goodwill of $215 million being recorded. The final purchase price allocation will be finalized during 2000 upon completion of asset valuations and any post-closing purchase price adjustments.

The preliminary allocation of the purchase price of $380 million, which includes direct acquisition costs of $9 million, is as follows:

     (Amounts in millions)
     Fair value of property and equipment                     $    98
     Fair value of patents and trademarks                          25
     Other net assets acquired                                     42
     Goodwill                                                     215
                                                              -------
       Purchase price                                         $   380
                                                              =======

     Assigned useful lives are as follows:
       Patents                                               13 years
       Trademarks                                            40 years
       Goodwill                                              40 years


The following unaudited pro forma statement of earnings of the Corporation gives effect to the acquisition of Bahco as if the acquisition had occurred on January 1, 1998, after giving effect to certain adjustments for depreciation, amortization, interest expense, and income taxes associated with the purchase method of accounting as performed at the time of the acquisition.

For pro forma purposes, the Corporation's Unaudited Consolidated Statement of Earnings for the thirteen weeks ended April 3, 1999, has been combined with the Unaudited Combined Statement of Revenues and Direct Expenses of the Bahco Group for the three months ended March 31, 1999, and the effects of pro forma adjustments as set forth in the notes thereto.

The following unaudited pro forma statement of earnings are based on historical financial data and on assumptions and adjustments described in the notes thereto. All such assumptions and adjustments are inherently subject to significant uncertainty and contingencies. It can be expected that some or all of the assumptions on which the following unaudited pro forma statements of earnings is based will prove to be inaccurate. As a result, the unaudited pro forma statements of earnings do not purport to represent what the Corporation's results of operations would have been if the acquisition of Bahco had occurred on January 1, 1998, and is not intended to project the Company's results of operations for any future period. The final purchase price allocation, when completed in 2000, will result in changes to the amount of recorded assets and goodwill included as pro forma amounts.

Unaudited Pro Forma Statement of Earnings
(Amounts in thousands except per share data)




                                             Snap-on          Bahco Group
                                           Incorporated        Unaudited
                                             Unaudited          Combined
                                           Consolidated       Statement of
                                             Statement        Revenues and
                                            Of Earnings      Direct Expenses
                                             Thirteen         Three-Months
                                            Weeks Ended           Ended         Pro forma
                                           April 3, 1999     March 31, 1999    Adjustments      Pro forma
                                           -----------------------------------------------     -----------


Net sales                                    $ 452,585         $  79,685       $     -          $ 532,270

Cost of goods sold                            (233,684)          (51,456)         (615) a        (285,755)

Operating expenses                            (182,229)          (20,616)       (1,320) b        (204,165)

Net finance income                              20,992                 -             -             20,992

Restructuring and other
  non-recurring charges                         (1,933)                -             -             (1,933)

Interest expense                                (4,681)                -        (3,913) c          (8,594)

Other income (expense) - net                      (833)               124            -               (709)

  Earnings (loss) before income taxes           50,217              7,737       (5,848)            52,106

Income tax provision (benefit)                  17,976                  -          778  d          18,754

Net earnings (loss)                           $ 32,241         $    7,737      $(6,626)         $  33,352

Earnings per weighted average
 common share - basic                         $    .55                                          $     .57

Earnings per weighted average
 common share - diluted                       $    .55                                          $     .57

Weighted average common shares
  outstanding - basic                           58,569                                             58,569

Effect of dilutive options                         389                                                389

Weighted average common shares
  outstanding - diluted                         58,958                                             58,958

The following notes to the pro forma adjustments for the Unaudited Pro forma Statement of Earnings for the first quarter of 1999 represent the adjustments in the first quarter of 1999 that would have resulted from the acquisition of the Bahco Group had the acquisition occurred on January 1, 1998.

(a) To adjust depreciation expense for the preliminary change in the basis to fair market value of property, plant and equipment.

(b) To adjust depreciation and amortization expense for the preliminary change in the basis to fair market value of property, plant and equipment and intangible assets including goodwill.

(c) To record additional interest expense resulting from the debt issued to acquire the Bahco Group.

(d) To record an income tax benefit(expense) to return to an appropriate consolidated effective tax rate of 36% for 1999.